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iPATH® CBOE S&P 500 BuyWrite Index℠ ETN

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iPATH ANNOUNCEMENT

August 10, 2010 - Barclays Launches Eight New iPath® Exchange Traded Notes Linked to US Treasury Futures Indices - New iPath® ETNs allow investors to express views on the shape of the US Treasury yield curve

See press release to learn more »

GOT A VIEW ON YIELD CURVE?

Express it with iPath. Our Steepener/Flattener, 2-year, 10-year and Long Bond ETNs give you access to yield curve strategies in an exchange traded offering.



Learn more about fixed income »

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see "Risk Factors" in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

BlackRock Fund Distribution Company assists in the promotion of the Securities.

iPath ETNs (the "Securities") are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to investing directly in an index or in any particular index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the level of the relevant index has increased or decreased (as may be applicable to the particular series of Securities). An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. **Sales in the secondary market may result in significant losses.**

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

Barclays Capital Inc. and its affiliates and BlackRock Fund Distribution Company and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

A "buy-write" strategy consists of a hypothetical portfolio consisting of a "long" position in the components of an underlying index and the sale of a succession of one-month, at-the-money call options on the underlying index or its components. An investment in iPath ETNs linked to buy-write strategies limit participation in any appreciation of the underlying indexes above the strike price of the call options sold, but exposure to any decline in the value of the indexes will not be limited. Stock and option prices may change unpredictably, affecting the value of the buy-write strategy and, consequently, the value of your Securities in unforeseeable ways.

The index components for iPath ETNs linked to commodities indexes are concentrated in the commodities sector. The market value of the Securities may be influenced by many unpredictable factors, including, where applicable, highly volatile commodities prices, changes in supply and demand relationships; weather; agriculture; trade; pestilence; changes in interest rates; and monetary and other governmental policies, action and inaction. Index components that track the performance of a single commodity, or index components concentrated in a single sector, are speculative and may typically exhibit higher volatility. The current or "spot" prices of the underlying physical commodities may also affect, in a volatile and inconsistent manner, the prices of futures contracts in respect of the relevant commodity. These factors may affect the value of the index and the value of your Securities in varying ways.

In addition to factors affecting commodities generally, index components composed of futures contracts on industrial metals or energy-related commodities may be subject to additional factors specific to industrial metals or energy-related commodities that might cause price volatility. These may include changes in the level of industrial or commercial activity using industrial metals or with high levels of energy demand; the availability and price of substitutes such as man-made or synthetic substitutes or alternative sources of energy; disruptions in the supply chain; adjustments to inventory; variations in production costs; costs associated with regulatory compliance, including environmental regulations; and changes in industrial, government and consumer demand, both in individual consuming nations and internationally. Index components composed of futures contracts on agricultural products may be subject to additional factors specific to agricultural products that might cause price volatility. These may include weather conditions, including floods, drought and freezing conditions; changes in government policies; planting decisions; and changes in demand for agricultural products, both with end users and as inputs into various industries. Index components composed of futures contracts on precious metals may be subject to additional factors specific to precious metals that might cause price volatility. These may include disruptions in the supply chain, variations in production costs, costs associated with regulatory compliance, including environmental regulations, changes in industrial, government and consumer demand, and in the case of gold and silver, precious metal leasing rates, currency exchange rates, the level of economic growth and inflation and the degree to which consumers, governments, corporate and financial institutions hold physical gold or silver as a safe haven asset (hoarding) which may be caused by a banking crisis/recovery, a rapid change in the value of other assets (both financial and physical) or changes in the level of geopolitical tension.

An investment in iPath ETNs linked to the performance of a foreign currency exchange rate is subject to risks associated with fluctuations, particularly a decline, in the price of the applicable single foreign currency relative to the U.S. dollar. Factors that may have the effect of causing a decline in the price of a foreign currency include national debt levels and trade deficits, domestic and foreign inflation rates, domestic and foreign interest rates, and global or regional economic, financial, political, regulatory, geographical or judicial events. Currency exchange rates may be extremely volatile, and exposure to a single currency can lead to significant losses.

An investment in the iPath ETNs linked to the MSCI India Total Return Index℠ may carry risks similar to a concentrated securities investment in a single region. International investments may involve risk of capital loss from unfavorable fluctuation in currency values, from differences in generally accepted accounting principles or from economic or political instability in other nations. Emerging markets involve heightened risks related to the same factors as well as increased volatility and lower trading volume. Securities focusing on a single country may be subject to higher volatility.

An investment in iPath ETNs linked to the performance of the Barclays Capital Intelligent Carry Index™ is subject to risks associated with fluctuations, particularly a decline, in the value of the index. Because the carry trade involves investing in high-yielding currencies with the exposure financed by borrowings in low-yielding currencies, the success of the index strategy, the level of the index and the market value of the securities will depend on the exchange rates and interest rates applicable to the index constituent currencies. If the applicable exchange rates or interest rates move against the direction targeted by the index strategy, the level of the index and the market value of the Securities, will decline. Factors that may contribute to volatile fluctuations in the index include exchange rates applicable to the index constituent currencies, interest rates applicable to the constituent currencies, the prevailing interest rate environment, and global or regional economic, financial, political, regulatory, geographical or judicial events that affect exchange rates and interest rates.

An investment in iPath ETNs linked to the performance of the Barclays Capital Global Carbon Index Total Return™ is subject to risks associated with fluctuations, particularly a decline, in the performance of the index caused by unpredictable volatility and movement in the prices of the index components. Trading in futures contracts on carbon emissions commodities, including trading in the index components, is speculative and can be extremely volatile. The commodity futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. Market prices of the index components may fluctuate rapidly based on numerous factors including but not limited to changes in supply and demand, domestic and foreign political or government actions and technological developments. These factors could adversely affect the value of the Index and, therefore, the value of your Securities.

Cap & Trade mechanisms have arisen primarily due to relative international consensus on the correlation between the rise in Green House Gas emissions and the onset of Global Warming. Accordingly, changes in regulation and enforcement of Cap & Trade mechanisms as a result of changes in international consensus can adversely affect market behavior and the value of the Securities.

An investment in iPath ETNs linked to the performance of the S&P 500 VIX Short-Term Futures™ Index TR and the S&P 500 VIX Mid-Term Futures™ Index TR is subject to risks associated with fluctuations, particularly a decline, in the performance of each index. Because the performance of each index is linked to the CBOE Volatility Index (the "VIX Index"), the performance of each index will depend on many factors including, the level of the S&P 500® Index, the prices of options on the S&P 500® Index, and the level of the VIX Index which may change unpredictably, affecting the value of futures contracts on the VIX Index and, consequently, the level of each index. Additional factors that may contribute to fluctuations in the level of each index include prevailing market prices and forward volatility levels of the U.S. stock markets and the equity securities included in the S&P 500® Index, the prevailing market prices of options on the VIX Index, relevant futures contracts on the VIX Index, or any other financial instruments related to the S&P 500® Index and the VIX Index, interest rates, supply and demand in the listed and over-the-counter equity derivative markets as well as hedging activities in the equity-linked structured product markets.

An investment in iPath ETNs linked to the performance of the Barclays Capital US Treasury 2Y/10Y Yield Curve Index™ is subject to risks associated with fluctuations, particularly a decline (or, in the case of iPath ETNs inversely linked to the performance of the index, an increase) in the value of the index. The market value of the ETNs may be influenced by many unpredictable factors.

There is no guarantee that the index level will decrease or increase by 1.00 point for every 0.01% decrease or increase, respectively, in the difference between the 2-year yield and the 10-year yield. Market prices for 2-year and 10-year Treasury futures contracts may not capture precisely the underlying changes in the 2-year yield and the 10-year yield. The index calculation methodology uses the mathematical approximation of modified duration, which has certain limitations in approximating the relationship between Treasury note prices and yields. Additionally, the index's weights are rebalanced on a monthly basis only and such weightings may not be optimal on any given index business day. For a description of additional risks of investing in the ETNs, see "Risk Factors" in the applicable prospectus.

An investment in iPath ETNs linked to the performance of any of the Barclays Capital 2Y US Treasury Futures Targeted Exposure Index™, the Barclays Capital 10Y US Treasury Futures Targeted Exposure Index™ or the Barclays Capital Long Bond US Treasury Futures Targeted Exposure Index™ is subject to risks associated with fluctuations, particularly a decline (or, in the case of iPath ETNs inversely linked to the performance of any of such indices, an increase) in the value of the respective index. The market value of the ETNs may be influenced by many unpredictable factors.

There is no guarantee that the respective index level will increase or decrease by 1.00 point for every 0.01% decrease or increase, respectively, in the 2-year, 10-year or Long-Bond yield, as the case may be. Market prices for 2-year, 10-year or Long-Bond Treasury futures contracts may not capture precisely the underlying changes in the 2-year, 10-year and Long-Bond yields, respectively. The index calculation methodology uses the mathematical approximation of modified duration, which has certain limitations in approximating the relationship between Treasury note prices and yields. Additionally, the index's weights are rebalanced on a monthly basis only and such weightings may not be optimal on any given index business day. For a description of additional risks of investing in the ETNs, see "Risk Factors" in the applicable prospectus.

The Dow Jones-UBS Commodity Indexes℠ are a joint product of Dow Jones Indexes, a licensed trademark of CME Group Index Services LLC ("CME Indexes"), and UBS Securities LLC ("UBS Securities"), and have been licensed for use. "Dow Jones®," "DJ," "Dow Jones Indexes", "UBS", "Dow Jones-UBS Commodity Index℠", "DJ-UBSCI℠", "Dow Jones-UBS Commodity Index Total Return℠", "Dow Jones-UBS Agriculture Subindex Total Return℠", "Dow Jones-UBS Aluminum Subindex Total Return℠", "Dow Jones-UBS Cocoa Subindex Total Return℠", "Dow Jones-UBS Coffee Subindex Total Return℠", "Dow Jones-UBS Copper Subindex Total Return℠", "Dow Jones-UBS Cotton Subindex Total Return℠", "Dow Jones-UBS Energy Subindex Total Return℠", "Dow Jones-UBS Grains Subindex Total Return℠", "Dow Jones-UBS Industrial Metals Subindex Total Return℠", "Dow Jones-UBS Lead Subindex Total Return℠", "Dow Jones-UBS Livestock Subindex Total Return℠", "Dow Jones-UBS Natural Gas Subindex Total Return℠", "Dow Jones-UBS Nickel Subindex Total Return℠", "Dow Jones-UBS Platinum Subindex Total Return℠", "Dow Jones-UBS Precious Metals Subindex Total Return℠", "Dow Jones-UBS Softs Subindex Total Return℠", "Dow Jones-UBS Sugar Subindex Total Return℠" and "Dow Jones-UBS Tin Subindex Total Return℠" are service marks of Dow Jones Trademark Holdings, LLC ("Dow Jones") and UBS AG ("UBS AG"), as the case may be, have been licensed to CME Indexes and have been sub-licensed for use for certain purposes by Barclays Bank PLC. The Securities based on the indices are not sponsored, endorsed, sold or promoted by Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their respective subsidiaries or affiliates. None of Dow Jones, UBS AG, UBS Securities, CME Indexes, or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Securities based on the indices or any member of the public regarding the advisability of investing in securities or commodities generally or in the Securities based on any of the indices particularly.

The MSCI indexes are the exclusive property of Morgan Stanley Capital International Inc. ("MSCI"). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by Barclays Bank PLC. The financial securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial securities. The Pricing Supplement contains a more detailed description of the limited relationship MSCI has with Barclays Bank PLC and any related financial securities. No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI's permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

"S&P GSCI®", "S&P GSCI® Index", "S&P GSCI® Total Return Index", "S&P GSCI® Commodity Index", and "S&P GSCI® Crude Oil Total Return Index" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Barclays Bank PLC. The Securities are not sponsored, endorsed, sold or promoted by Standard & Poor's, a subsidiary of The McGraw-Hill Companies, Inc. ("S&P"). Standard & Poor's does not make any representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the S&P GSCI® to track general stock market performance.

"Standard & Poor's®", "S&P®", "S&P 500®", "Standard & Poor's 500™" and "500" are trademarks of S&P and "BuyWrite" and "CBOE" are trademarks of the Chicago Board Options Exchange, Incorporated ("CBOE"). These marks have been licensed for use by Barclays Bank PLC. The Securities are not sponsored, endorsed, sold or promoted by S&P or the Index Sponsor and neither S&P nor the Index Sponsor make any representation regarding the advisability of investing in the Securities.

"Standard & Poor's®", "S&P®", "S&P 500®", "Standard & Poor's 500™", "S&P 500 VIX Short-Term Futures™" and "S&P 500 VIX Mid-Term Futures™" are trademarks of S&P and have been licensed for use by Barclays. "VIX" is a registered trademark of the Chicago Board Options Exchange, Incorporated ("CBOE") and has been licensed for use by S&P. The Securities are not sponsored, endorsed, sold or promoted by S&P or the CBOE. S&P and CBOE make no representation, condition or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities or in the ability of either index to track market performance.

"Barclays Capital Intelligent Carry Index™" and the "USD Intelligent Carry Index™" are trademarks of Barclays Bank PLC.

"Barclays Capital Global Carbon Index™" and "Barclays Capital Global Carbon Index Total Return™" are trademarks of Barclays Bank PLC.

"Barclays Capital US Treasury 2Y/10Y Yield Curve Index™", "Barclays Capital 2Y US Treasury Futures Targeted Exposure Index™", "Barclays Capital 10Y US Treasury Futures Targeted Exposure Index™" and "Barclays Capital Long Bond US Treasury Futures Targeted Exposure Index™" are trademarks of Barclays Bank PLC.

NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE



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Privacy Policy

Effective date: May 10, 2006

INTRODUCTION
This Privacy Policy applies to information that visitors transmit to Barclays Bank PLC and/or its affiliates (together, "BBPLC") through this iPath ETN website (the "Site").

BBPLC is committed to your privacy. This Privacy Policy is designed to inform you of what information we collect from you on this Site and how we and our affiliates handle that information.

To put it simply: We will not sell non-public, personal information we collect about you on this Site to anyone. We will store the information using generally accepted encryption and data-storage technology. And we will give you the ability to opt out of our using the information to send you separate online marketing and advertising.

Please direct any questions to ipathetn@blackrock.com or call 1-877-76-iPATH.

US ONLY
This Privacy Policy explains the Site's processing and storage practices in the United States for personal information transmitted through the Site. Visitors subject to the jurisdiction of other countries must not submit information through this Site, and by doing so waive any and all liability BBPLC may have to them in connection with such information. By browsing the Site and communicating electronically with us, Site visitors acknowledge that we are processing and storing their personal information in the United States under US privacy standards.

WHAT WE COLLECT AND WHEN
Personally Identifiable Information

When you opt-in with the Site we collect your name, company address, email address, telephone number, and additional contact information. We also ask whether you are an individual or a financial professional and for related information.

When you send email through the Site, we collect your email address, as well as any additional information you include in the message.

When you're navigating the Site we record your IP address.

We consider each of the above pieces of information to be "Personally Identifiable Information" because it is individually identifiable information about you.

Other Information Associable with You
When you answer our online surveys we collect your responses.

When you're navigating the Site we log various information to helpmanage and improve our Site, services, and marketing, in general, and for you in particular. For example, we identify items such as domains and browser types to understand how our Site is used and to report these statistics in the aggregate to the vendors that manage the technology of our website.

Cookies, etc.
Like many websites, we use cookies, 1-pixel gifs (spotlight tags), JavaScript code, and other standard web technology to collect information for our own use.

A cookie is a small data file that we transfer to your computer's hard disk for record-keeping purposes. You can instruct your browser, by editing its options, to stop accepting cookies or to prompt you before accepting a cookie and to permit you to refuse it. In most cases you can refuse a cookie and still navigate our Site, though it may disable some features. Check with the maker of your browser for more information about how to control cookies.

Cookies make it easier for you to use the site and for us to offer opt-in and opt-out opportunities, and they enable us to follow your navigation through the site and customize it to your interests. They allow us to remember your identity and preferences so we can display content appropriate for you and your interests.

These technologies also help manage our online marketing. Third parties advertisers, who host web sites where we advertise, use (and are contractually obligated to disclose their use of) 1-pixel or transparent GIF files ("spotlight" technology) on their own and other third party websites. These GIF files are provided by our ad management partner. These files enable our ad management partner to recognize a unique cookie on your web browser, which in turn enables us to learn which advertisements bring users to our website. The cookie was placed by us or by another advertiser who works with our ad management partner. Our ad management partner uses your IP address in conjunction with these technologies but does not collect your name, address, telephone number, or email address. Please contact us at the email or phone number below for more information about our ad management partner, including information about how to opt out of these technologies.

Although we contract with third parties to manage the use of these technologies, the information is only used to help manage our own marketing materials and our own websites. The third parties are obligated by contract to keep the information confidential and are prohibited from using it for any other purpose.

HOW WE USE YOUR PERSONALLY IDENTIFIABLE INFORMATION
We use your personally identifiable information (and at times other information we collect) to authenticate your visits; to send you email notifications and product fact sheets; so you can participate in conferences or events; so we can respond to email inquiries and questions to our call center; and to help us better market and provide our and our affiliates' products and services. We also use the information to manage and improve our Site content and notify you about changes or improvements to our Site.

Unless you have opted out of receiving marketing information, we use your personal information to customize and deliver that information to you.

We also enhance or merge personal information with data from third parties in order to better market our products and services and serve your needs.

We use the search terms you enter to help us refine our search functionality and to improve how we appear on external search engines such as Google and Yahoo!.

LIMITED DISCLOSURE OF YOUR PERSONAL INFORMATION TO THIRD PARTIES
We do share non-public, personally identifiable information with our affiliates. We only disclose non-public, personally identifiable information to unaffiliated third parties as follows.

To advertising and marketing agencies to help sell and market our own products and services. To technology and other service providers (such as those that provide portfolio tools) to provide technology and services to us. To vendors that help us fulfill requests to deliver product information, publications, or reference materials or that facilitate use of third party tools provided by or through our Site.

The above unaffiliated third parties are all contractually obligated to keep the information confidential and to not use the information for any purpose other than providing services to us and to you under our direction.

We also disclose such information as permitted or required by law or as required by subpoena, search warrant or other legal process.

As our business evolves, we may sell, transfer, or otherwise share some or all of our assets, including information provided by you, in connection with a merger, reorganization, or sale of some or all of our assets, or in the event of bankruptcy. In any such event, personally identifiable and other information may be one of the assets transferred.

CHOICE

Opting out

You can opt out of our using non-public, personally identifiable information we collect on the Site to send you separate online marketing and advertising materials by contacting us at the below phone number or email, or clicking on an "unsubscribe" link in our marketing emails.

Reviewing your information and requesting changes to your Profile

Please direct inquiries about the accuracy of information previously submitted through the Site, or requests to update information, to: ipathetn@blackrock.com or call 1-877-76-iPATH. We are not responsible for outdated information or for verifying any personal information submitted.

MORE ON PRIVACY

Children's online privacy protection

We understand the importance of protecting children's privacy, especially in an online environment. The Site is not designed for or directed at children. It is our policy not to knowingly collect or maintain information about anyone under the age of 13.

Links to third party sites

The Site contains links to third party websites. We assume no responsibility for the information practices of those websites. We encourage visitors to review each site's privacy policy before disclosing any personal information on that site.

Phishing

We do not and will not, at any time, request personal information in a non-secure or unsolicited e-mail or telephone communication. Identity theft and the practice currently known as "phishing" are of great concern to us. Safeguarding information to help protect your from identity theft is our priority. For more information about phishing, visit the Federal Trade Commission at http://www.ftc.gov/bcp/edu/pubs/consumer/alerts/alt127.shtm.

Security

The Site uses generally accepted standards of technology and operational security to protect personal information. Personal information received through the Site is encrypted.

CHANGES TO THIS POLICY

This Privacy Policy may be updated from time to time as our services change and grow. We will indicate any such changes at the privacy link at the bottom of our home page, and your continued use of the Site will signify your acknowledgement of any new terms. The most current version of the Privacy Policy can be found by visiting the privacy link at http://www.ipathetn.com/privacy.jsp.

CONTACT

We welcome inquiries or comments about our Privacy Policy and any queries or concerns about iPath at ipathetn@blackrock.com or call 1-877-76-iPATH.

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